Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

28 February 2010

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

ACAL GROUP

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:

the Board of Directors and Stockholders of

Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheet of Linux Gold Corp. (the “Company”) (An Exploration

Stage  Company)  as  of  February  28,  2010,  and  the  related  consolidated  statements  of  operations  and  comprehensive loss,  stockholders’  equity (deficit),  and  cash  flows  for  the  year  ended  February  28,  2010  and  the  period  from inception

of  exploration  stage  on  March  1,  2003  through  February  28,  2010.   These  financial  statements  are  the  responsibility  of

the  Company’s  management.   Our  responsibility  is  to  express  an  opinion  on  these  consolidated  financial  statements based  on  our  audit.  The  consolidated  financial  statements  of  the  Company  for  the  year  ended  February  28,  2009  and the  period  from  inception  of  exploration  stage  on  March  1,  2003  through  February  28,  2009  were  reported  upon  by other  auditors  whose  report,  dated  June  15,  2009,  expressed  an  unqualified  opinion  on  those  statements  and  included

an  explanatory  paragraph  regarding  the  Company’s  ability  to  continue  as  a  going  concern.   The  consolidated  financial

statements  of  the  Company  for  the  period  from  inception  of  exploration  stage  on  March  1,  2003  through  February  28,

2009  reflect  a  net  loss  of  $7,929,887  of  the  accumulated  deficit  as  of  February  28,  2010.   The  other  auditors’  report

have  been  furnished  to  us,  and  our  opinion,  insofar  as  it  relates  to  amounts  included  for  such  prior  periods,  is  based solely on the report of such other auditors.

We conducted our audit in  accordance  with  the  standards  of the  Public  Company Accounting  Oversight  Board  (United

States).  Those  standards  require  that  we  plan  and  perform  the  audit  to  obtain  reasonable  assurance  about  whether  the financial  statements  are  free  of  material  misstatement.  The  company  is  not  required  to  have,  nor  were  we  engaged  to perform,  an  audit  of  its  internal  control  over  financial  reporting.  Our  audit  included  consideration  of  internal  control over  financial  reporting  as  a  basis  for  designing  audit  procedures  that  are  appropriate  in  the  circumstances,  but  not  for the  purpose  of  expressing  an  opinion  on  the  effectiveness  of  the  company’s  internal  control  over  financial  reporting.

Accordingly,  we  express  no  such  opinion.  An  audit  also  includes  examining,  on  a  test  basis,  evidence  supporting  the amounts  and  disclosures  in  the  financial  statements,  assessing  the  accounting  principles  used  and  significant  estimates made  by  management,  as  well  as  evaluating  the  overall  financial  statement  presentation.  We  believe  that  our  audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the

Company  as  of  February  28,  2010,  and  the  results  of  its  operations  and  its  cash  flows  for  the  year  ended  February  28,

2010  and  the  period  from  inception  of  exploration  stage  on  March  1,  2003  through  February  28,  2010  in  conformity with accounting principles generally accepted in the United States of America.

The  accompanying  consolidated  financial  statements  have  been  prepared  assuming  that  the  Company  will  continue  as  a

going concern.   As discussed in Note 1 to the consolidated financial statements, the Company has not generated revenues

since  inception,  has  incurred  losses  in  developing  its  business,  and  further  losses  are  anticipated.   The  Company  requires

additional  funds  to  meet  its  obligations  and  the  costs  of  its  operations.   These  factors  raise  substantial  doubt  about  the

Company’s  ability  to  continue  as  a  going  concern.   Management’s  plans  in  this  regard  are  described  in  Note  1.   The

consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

June 28, 2010

JAMES STAFFORD

James Stafford

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Linux Gold Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheet of Linux Gold Corp. (the “Company”) as at 28 February 2009 and the

related consolidated statements of operations, cash flows and changes in stockholders’ equity (deficiency) for the year ended 28 February 2009.  These consolidated financial statements are the responsibility of the Company’s management.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United

States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,

evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 28 February 2009 and the results of its operations, cash flows and changes in stockholders’ equity (deficiency) for the year ended 28 February 2009 in conformity with accounting principles generally accepted in the United States of America.

The consolidated balance sheet of the Company as at 29 February 2008 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity (deficiency) for the years ended 29 February 2008 and 28

February 2007 were audited by other auditors whose report dated 18 June 2008 expressed an unqualified opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations.  Management’s plans in regard to these matters are also described in

Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James Stafford

Vancouver, Canada

Chartered Accountants

15 June 2009

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

28 February

28 February

2010

2009

$

$

Assets

Current

Cash and cash equivalents

182

13,894

Goods and services tax receivable

3,922

7,938

Marketable securities (Note 3)

191,330

78,000

Prepaid expenses and deposits

3,863

4,012

199,297

103,844

Property and equipment (Note 4)

6,947

9,098

206,244

112,942

Liabilities

Current

Accounts payable (Note 6)

131,628

156,330

Accrued liabilities

19,000

32,457

Due to related parties (Note 7)

313,490

211,140

464,118

399,927

Stockholders’ deficit

Capital stock (Note 9)

Authorized

200,000,000 common shares without par value

Issued and outstanding

28 February 2010 –  92,650,825 common shares

28 February 2009 – 87,650,825 common shares

15,259,388

15,051,086

Donated capital

423,030

383,961

Accumulated other comprehensive loss

(76,687)

(268,000)

Deficit, accumulated from prior operations

(7,524,145)

(7,524,145)

Deficit, accumulated during the exploration stage

(8,339,460)

(7,929,887)

(257,874)

(286,985)

206,244

112,942

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 13)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Cumulative

from inception

of exploration

For the

For the

For the

stage on

year

year

year

1 March 2003

ended

ended

ended

to 28 February

28 February

28 February

29 February

2010

2010

2009

2008

$

$

$

$

General and administrative expenses

Amortization of debt issue costs

205,242

-

-

173,175

Amortization of property and equipment

29,047

2,151

2,867

4,852

Bad debt expense

84,952

-

-

84,952

Consulting and subcontracts

1,555,082

137,281

124,751

210,313

Filing and regulatory fees

158,814

18,841

22,034

24,319

Foreign exchange loss (gain)

(35,532)

(26,010)

29,459

(7,130)

Imputed interest (Note 7)

217,530

39,069

26,143

8,966

Interest expense

2,302,583

-

-

1,041,913

Management fees (Note 8)

214,750

30,000

30,000

30,000

Mineral property exploration and

development costs (Note 5)

1,866,062

50,975

61,885

170,663

Office, rent and telephone

696,842

39,167

57,228

35,406

Professional fees

414,487

37,323

79,189

94,132

Travel and promotion

957,526

77,825

104,249

262,766

Net loss before other items

(8,667,385)

(406,622)

(537,805)

(2,134,327)

Other items

Realized gain on sale of marketable security

57,452

57,452

-

-

Realized loss on reallocation from

Accumulated Other Comprehensive Loss

(60,403)

(60,403)

-

-

Mineral property acquisition costs written

off

(126,417)

-

-

(126,417)

Accounts payable written off

46,281

-

-

-

Income from discontinued operations

369,213

-

-

-

Interest income

41,799

-

1,604

453

Net loss for the period

(8,339,460)

(409,573)

(536,201)

(2,260,291)

Basic and diluted net loss per share

(0.01)

(0.01)

(0.03)

Weighted average number of common

shares used in per share calculations

89,464,012

86,536,209

78,776,000

Comprehensive loss

Net loss for the period

(8,339,460)

(409,573)

(536,201)

(2,260,291)

Loss realized on investments disposal

transferred to earning

60,403

60,403

-

-

Unrealized holding gain (loss) on

available-for-sale investments

(137,090)

130,910

(208,000)

78,000

Comprehensive loss

(8,416,147)

(218,260)

(744,201)

(2,182,291)

Comprehensive loss per share

(0.00)

(0.01)

(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Cumulative from

inception of

For the

For the

exploration stage

For the

year ended

year ended

on 1 March 2003

year ended

28

29

to 28 February

28 February

February

February

2010

2010

2009

2008

$

$

$

$

Cash flows used in operating activities

Net loss for the period

(8,339,460)

(409,573)

(536,201)

(2,260,291)

Adjustments to reconcile loss to net cash used by

operating activities

Amortization of debt issue costs

205,242

-

-

173,175

Amortization of property and equipment

29,047

2,151

2,867

4,852

Receipt of marketable securities for property

(16,000)

-

-

-

Accretion of discount on convertible debt

2,291,794

-

-

1,093,413

Bad debt expense

84,952

-

-

84,952

Imputed interest

217,530

39,069

26,143

8,966

Accounts payable written off

(46,281)

-

-

-

Mineral property acquisition costs written off

126,417

-

-

126,417

Stock-based compensation

269,340

790

-

75,042

Shares issued for services

120,000

-

-

-

Shares issued for settlement of rent obligation

19,200

-

-

-

Net loss on sale of marketable securities

2,951

2,951

-

-

Income from discontinued operations

(369,213)

-

-

-

Changes in operating assets and liabilities

Goods and Services Tax receivable

40,983

4,016

(3,647)

(32,205)

Prepaid expenses and deposits

(3,372)

149

14,419

11,422

Accounts payable and accrued liabilities

(128,251)

(38,159)

(120,587)

107,757

Due to related parties

255,910

102,350

(15,657)

(244,165)

(5,239,211)

(296,256)

(632,663)

(850,665)

Cash flows used in investing activities

Mineral interest acquisition costs

(66,417)

-

-

-

Disposal (purchase) of marketable securities

(174,968)

75,032

-

-

Purchase of property and equipment

(35,994)

-

-

(330)

(277,379)

75,032

-

(330)

Cash flows from financing activities

Advances from related parties

16,238

-

-

-

Debt issue costs

(205,242)

-

-

-

Proceeds from convertible debt

2,226,251

-

-

-

Repayment of debt

(153,400)

-

-

-

Proceeds from issuance of common shares

3,654,161

207,512

713,842

696,305

Share subscriptions received

52,277

-

(40,062)

40,062

Share issue costs

(84,647)

-

(35,459)

(4,003)

5,505,638

207,512

638,321

732,364

Increase (decrease) in cash and cash equivalents

(10,952)

(13,712)

5,658

(118,631)

Cash and cash equivalents, beginning of period

11,134

13,894

8,236

126,867

Cash and cash equivalents, end of period

182

182

13,894

8,236

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the      comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance from prior operations

at 1 March 2003

57,458,413

6,804,412

-

205,500

(7,524,145)

-

-

(514,233)

Common stock issued for mineral property

175,000

17,500

-

-

-

-

-

17,500

Common stock issued for services

1,000,000

100,000

-

-

-

-

-

100,000

Common stock issued for settlement of rent

obligation

200,000

19,200

-

-

-

-

-

19,200

Options exercised

150,000

19,812

-

-

-

-

-

19,812

Warrants exercised

1,300,000

280,922

-

-

-

-

-

280,922

Imputed interest

-

-

-

22,960

-

-

-

22,960

Marketable securities adjustment

-

-

-

-

-

-

44,000

44,000

Net loss for the year

-

-

-

-

-

(3,738)

-

(3,738)

Balance at 29 February 2004

60,283,413

7,241,846

-

228,460

(7,524,145)

(3,738)

44,000

(13,577)

Common stock issued for mineral property

125,000

45,384

-

-

-

-

-

45,384

Common stock issued for cash

4,205,610

860,089

-

-

-

-

-

860,089

Options exercised

87,500

10,606

-

-

-

-

-

10,606

Warrants exercised

250,000

37,500

-

-

-

-

-

37,500

Imputed interest

-

-

-

35,013

-

-

-

35,013

Stock-based compensation

-

82,000

-

-

-

-

-

82,000

Marketable securities adjustment

-

-

-

-

-

-

(54,000)

(54,000)

Net loss for the year

-

-

-

-

-

(748,369)

-

(748,369)

Balance at 29 February 2005

64,951,523

8,277,425

-

263,473

(7,524,145)

(752,107)

(10,000)

254,646

Common stock issued for mineral property

50,000

20,500

-

-

-

-

-

20,500

Common stock issued for cash

3,100,000

715,127

-

-

-

-

-

715,127

Options exercised

93,750

10,838

-

-

-

-

-

10,838

Warrants exercised

92,500

21,825

-

-

-

-

-

21,825

Share issue costs

-

(42,571)

-

-

-

-

-

(42,571)

Imputed interest

-

-

-

31,722

-

-

-

31,722

Stock-based compensation

-

2,280

-

-

-

-

-

2,280

Marketable securities adjustment

-

-

-

-

-

-

2,000

2,000

Net loss for the year

-

-

-

-

-

(810,105)

-

(810,105)

Balance at 28 February 2006

68,287,773

9,005,424

-

295,195

(7,524,145)

(1,562,212)

(8,000)

206,262

Subscriptions received

-

-

52,277

-

-

-

-

52,277

Common stock issued for debt

2,586,076

644,749

-

-

-

-

-

644,749

Options exercised

323,750

75,670

-

-

-

-

-

75,670

Warrants exercised

52,500

15,329

(14,600)

-

-

-

-

729

Share issue costs

-

(2,613)

-

-

-

-

-

(2,613)

Imputed interest

-

-

-

53,657

-

-

-

53,657

Intrinsic value of beneficial conversion feature

of convertible debentures

-

963,670

-

-

-

-

-

963,670

Fair value of warrants issued with convertible

debentures

-

1,262,580

-

-

-

-

-

1,262,580

Stock-based compensation

-

109,228

-

-

-

-

-

109,228

Marketable securities adjustment

-

-

-

-

-

-

(130,000)

(130,000)

Net loss for the year

-

-

-

-

-

(3,571,183)

-

(3,571,183)

Balance at 28 February 2007

71,250,099

12,074,037

37,677

348,852

(7,524,145)

(5,133,395)

(138,000)

(334,974)

Subscriptions received

-

-

40,062

-

-

-

-

40,062

Common stock issued for debt redemption

8,378,226

1,493,911

-

-

-

-

-

1,493,911

Common stock issued for cash

2,825,000

615,195

(52,277)

-

-

-

-

562,918

Options exercised

212,500

24,020

-

-

-

-

-

24,020

Warrants exercised

430,000

94,501

14,600

-

-

-

-

109,101

Share issue costs

-

(4,003)

-

-

-

-

-

(4,003)

Imputed interest

-

-

-

8,966

-

-

-

8,966

Stock-based compensation

-

75,042

-

-

-

-

-

75,042

Marketable securities adjustment

-

-

-

-

-

-

78,000

78,000

Net loss for the year

-

-

-

-

-

(2,260,291)

-

(2,260,291)

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), continued

(Expressed in Canadian Dollars)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the

comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

Common stock issued for cash

4,555,000

507,867

(40,062)

-

-

-

-

467,805

Fair value of warrants issued with common

shares

-

205,975

-

-

-

-

-

205,975

Share issue costs

-

(35,459)

-

-

-

-

-

(35,459)

Imputed interest

-

-

-

26,143

-

-

-

26,143

Unrealized holding loss on available-for-sale

investment

-

-

-

-

-

-

(208,000)

(208,000)

Net loss for the year

-

-

-

-

-

(536,201)

-

(536,201)

Balance at 28 February 2009

87,650,825

15,051,086

-

383,961

(7,524,145)

(7,929,887)

(268,000)

(286,985)

Common stock issued for cash

5,000,000

85,277

-

-

-

-

-

85,277

Fair value of warrants issued with common

shares

-

122,235

-

-

-

-

-

122,235

Imputed interest

-

-

-

39,069

-

-

-

39,069

Stock-based compensation

-

790

-

-

-

-

-

790

Realized loss reallocated on disposal of

investments

-

-

-

-

-

-

60,403

60,403

Marketable securities adjustment

-

-

-

-

-

-

130,910

130,910

Net loss for the period

-

-

-

-

-

(409,573)

-

(409,573)

Balance at 28 February 2010

92,650,825

15,259,388

-

423,030

(7,524,145)      (8,339,460)

(76,687)

(257,874)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

1.

Nature and Continuance of Operations

Linux  Gold  Corp.  (the  “Company”)  was  incorporated  on  27  February  1979  in  Canada  under  the  British

Columbia  Company  Act  and  was  extra-provincially  registered  in  the  Province  of  Alberta  on  12  October

1995.   The  Company’s  stock  trades  on  the  Over  the  Counter  Bulletin  Board  in  the  United  States  under  the symbol “LNXGF”.

On  20  February  2003,  the  shareholders  approved  a  change  of  name  to  Linux  Gold  Corp.  and  increased  the

authorized  share  capital  to  200,000,000  common  shares  without  par  value.    The  Company  had  been

previously  pursuing  various  business  opportunities  and,  effective  1  March  2003,  the  Company  changed  its

principal  operations  to  mineral  exploration.   Accordingly,  as  of  1  March  2003,  the  Company  is  considered to be an exploration stage company.

The  Company’s  consolidated  financial  statements  as  at  28  February  2010  and  for  the  year  then  ended  have been  prepared  on  a  going  concern  basis,  which  contemplates  the  realization  of  assets  and  the  settlement  of

liabilities  and  commitments  in  the  normal  course  of  business.   The  Company  has  a  loss  of  $409,573 for  the

year ended 28 February  2010 (28 February  2009  –  $536,201)  and  has  a  working  capital  deficit  of  $264,821 at 28 February 2010 (28 February 2009 – $296,083).

Management  cannot  provide  assurance  that  the  Company  will  ultimately  achieve  profitable  operations  or

become  cash  flow  positive,  or  raise  additional  debt  and/or  equity  capital.   Management  believes  that  the

Company’s   capital   resources   should   be   adequate   to   continue   operating   and   maintaining   its   business

strategy.    However,  if  the  Company  is  unable  to  raise  additional  capital  in  the  near  future,  due  to  the

Company’s  liquidity  problems,  management  expects  that  the  Company  will  need  to  curtail  operations,

liquidate  assets,  seek  additional  capital  on  less  favorable  terms  and/or  pursue  other  remedial  measures.

These  consolidated  financial  statements  do  not  include  any  adjustments  related  to  the  recoverability  and classification  of  assets  or  the  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the

Company be unable to continue as a going concern.

At  28  February  2010,  the  Company  has  suffered  losses  from  exploration  stage  activities  to  date.   Although

management  is  currently  seeking  additional  sources  of  equity  or  debt  financing,  there  is  no  assurance  these

activities  will  be  successful.    These  factors  raise  substantial  doubt  about  the  ability  of  the  Company  to

continue  as  a  going  concern.   The  consolidated  financial  statements  do  not  include  any  adjustments  that might result from the outcome of this uncertainty.

2.

Significant Accounting Policies

Basis of accounting

These  consolidated  financial  statements  are  prepared  in  conformity  with  accounting  principles  generally

accepted  in  the  United  States  (“GAAP”)  and  are  presented  in  Canadian  dollars.    The  accompanying

financial  statements  have  been  prepared  in  accordance  with  the  FASB  ASC  915  "Development-Stage

Entities".   A   development-stage   enterprise   is   one   in   which   planned   principle   operations   have   not

commenced   or  if  its  operations  have  commenced,  there  has  been  no  significant  revenue  there  from.

Development-stage companies report cumulative loss from the inception of its development stage activities.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Significant Accounting Policies (continued)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned

subsidiary  LinuxWizardry  Inc.,  a  United  States  corporation.    All  significant  inter-company  balances  and

transactions have been eliminated.

Foreign currency translation

The  Company’s  functional  and  reporting  currency  is  the  Canadian  dollar.    The  consolidated  financial

statements  of  the  Company  are  translated  to  Canadian  dollars  in  accordance  with  FASB  ASC  830  “Foreign

Currency  Matters”.    Foreign  currency  transactions  are  primarily  undertaken  in  U.S.  dollars.    Monetary

assets  and  liabilities  denominated  in  U.S.  dollars  are  translated  using  the  exchange  rate  prevailing  at  the

balance  sheet  date.   Gains  and  losses  arising  on  translation  or  settlement  of  foreign  currency  denominated

transactions  or  balances  are  included  in  the  determination  of  income.   The  Company  has  not,  to  the  date  of

these  consolidated  financial  statements,  entered  into  derivative  instruments  to  offset  the  impact  of  foreign currency fluctuations.

Use of estimates

The  preparation  of  financial  statements  in  conformity  with  accounting  principles  generally  accepted  in  the

United   States   necessarily   requires   management   to   make   estimates   and   assumptions   which   affect   the

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial  statements,  and  the  reported  amount  of  revenues  and  expenses  during  the  reporting  period.

Significant   areas   requiring   the   use   of   management   estimates   include   the   determination   of   rates   for

amortization,  the  impairment  of  marketable  securities,  fair  value  of  imputed  interest  and  the  assumptions

used  in  computing  the  fair  value  of  stock-based  compensation  and  warrants.    Actual  results  could  differ

from those estimates.

Basic and diluted net loss per share

The  Company  computes  net  loss  per  share  in  accordance  with  FASB  ASC  260,  “Earnings  per  Share”,

which  requires  presentation  of  both  basic  and  diluted  earnings  per  share  (“EPS”)  on  the  face  of  the  income

statement.   Basic  EPS  is  computed  by  dividing  net  loss  available  to  common  shareholders  (numerator)  by

the  weighted  average  number  of  shares  outstanding  (denominator)  during  the  period.   Diluted  EPS  gives

effect  to  all  potentially  dilutive  common  shares  outstanding  during  the  period  using  the  treasury  stock

method  and  convertible  preferred  stock  using  the  if-converted  method.    In  computing  diluted  EPS,  the

average  stock  price  for  the  period  is  used  in  determining  the  number  of  shares  assumed  to  be  purchased

from  the  exercise  of  stock  options  or  warrants.   Diluted  EPS  excludes  all  potentially  dilutive  shares  if  their effect is anti-dilutive.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Significant Accounting Policies (continued)

Stock-based compensation

The  Company  records  stock-based  compensation  in  accordance  with  FASB  ASC  718  “Compensation  –

Stock  Compensation”  which  establishes  accounting  for  stock-based  payment  transactions  for  employee services and goods and services received from non-employees.

The  Company  uses  the  fair-value  based  method  to  account  for  all  stock-based  payments  to  employees  and non-employees  granted  by  measuring  the  compensation  cost  of  the  stock-based  payments  using  the  Black-

Scholes option-pricing model. Stock options which vest immediately are recorded at the date of grant. Stock options  that  vest  over  time  are  recorded  over  the  vesting  period  using  the  straight  line  method.  Stock options  issued  to  outside  consultants  that  vest  over  time  are  valued  at  the  grant  date  and  subsequently  re-

valued  on  each  vesting  date.  The  fair  value  of  the  stock-based  compensation  is  recorded  as  a  charge  to  net earnings  based  on  the  vesting  period  with  a  credit  to  contributed  surplus.  Upon  exercise  of  the  stock

options,   consideration   paid   by   the   option   holder,   together  with  the  amount  previously   recognized  in

contributed surplus, is recorded as an increase to share capital. In calculating compensation to be recognized

for   employees,   it   is   required   to   estimate   forfeitures   while,   in   general,   estimated   forfeitures   for   non-

employees equal to the entire term of options.

Cash and cash equivalents

The  Company  considers  all  highly  liquid  investments  with  a  maturity  of  three  months  or  less  at  the  time  of issuance to be cash equivalents.

Marketable securities

The  Company  reports  investments  in  debt  and  marketable  equity  securities  at  fair  value  based  on  quoted market  prices  or,  if  quoted  prices  are  not  available,  discounted  expected  cash  flows  using  market  rates

commensurate  with  credit  quality  and  maturity  of  the  investment.   All  investment  securities  are  designated

as  available-for-sale  with  unrealized  gains  and  losses  included  in  stockholders’  equity.   Unrealized  losses

that are other than temporary are recognized in earnings.  Realized gains and losses are accounted for on the specific identification method.

Mineral exploration expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral  property  acquisition  costs  are  capitalized  when  management  has  determined  that  probable  future benefits  consisting  of  a  contribution  to  future  cash  inflows  have  been  identified  and  adequate  financial resources  are  available  or  are  expected  to  be  available  as  required  to  meet  the  terms  of  property  acquisition

and  budgeted  exploration  and  development  expenditures.   Mineral  property  acquisition  costs  are  expensed

as  incurred  if  the  criteria  for  capitalization  are  not  met.   In  the  event  that  mineral  property  acquisition  costs are  paid  with  Company  shares,  those  shares  are  recorded  at  the  estimated  fair  value  at  the  time  the  shares are due in accordance with the terms of the property agreements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Significant Accounting Policies (continued)

Mineral exploration expenditures (continued)

Mineral property exploration costs are expensed as incurred.

When  it  has  been  determined  that  a  mineral  property  can  be  economically  developed  as  a  result  of establishing  proven  and  probable  reserves  and  pre  feasibility,  the  costs  incurred  to  develop  such  property are capitalized.

Estimated  future  removal  and  site  restoration  costs,  when  determinable  are  provided  over  the  life  of  proven

reserves   on   a   units-of-production   basis.     Costs,   which   include   production   equipment   removal   and

environmental  remediation,  are  estimated  each  period  by  management  based  on  current  regulations,  actual

expenses  incurred,  and  technology  and  industry  standards.   Any  charge  is  included  in  exploration  expense

or  the  provision  for  depletion  and  depreciation  during  the  period  and  the  actual  restoration  expenditures  are charged to the accumulated provision amounts as incurred.

As  of  the  date  of  these  consolidated  financial  statements,  the  Company  has  incurred  only  exploration  costs which have been expensed.

To date the Company has not established any proven or probable reserves on its mineral properties.

Asset retirement obligation

The  basis  of  this  policy  is  the  recognition  of  a  legal  liability  for  obligations  related  to  the  retirement  of property,  plant  and  equipment  and  obligations  arising  from  the  acquisition,  construction,  development  or

normal  operations  of  those  assets.    Such  asset  retirement  costs  must  be  recognized  at  fair  value  when  a reasonable  estimate  of  fair  value  can  be  estimated,  and  accretion  expense  is  recognized  over  time  as  the

discounted fair value is accreted to the expected settlement value.   A corresponding increase to the  carrying

amount  of  the  related  asset,  when  one  is  identifiable,  is  recorded  and  amortized  over  the  life  of  the  asset.

Where  a  related  future  value  is  not  easily  identifiable  with  a  liability,  the  change  in  fair  value  over  the

course  of  the  year  is  expensed.   The  amount  of  the  liability  is  subject  to  re-measurement  at  each  reporting period.  The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a  result  of  changes  in  regulations,  changes  in  the  extent  of  environmental  remediation  required,  changes  in

the   means   of   reclamation,   or   changes   in   cost   estimates.     Changes   in   estimates   are   accounting   for

prospectively  commencing  in  the  period  the  estimate  is  revised.   To  date,  the  Company  has  not  recognized

any asset retirement obligations as a reasonable estimate cannot be made at this time.

Long-lived assets

Long-lived   assets,   including   property   and   equipment   and   the   carrying   value   of   intangible   assets   are

reviewed  on  a  regular  basis  for  the  existence  of  facts  or  circumstances  that  may  suggest  impairment.   The

Company  recognizes  impairment  when  the  sum  of  the  expected  undiscounted  future  cash  flows  is  less  than

the  carrying  amount  of  the  asset.   Impairment  losses,  if  any,  are  measured  as  the  excess  of  the  carrying amount of the asset over its estimated fair value.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Significant Accounting Policies (continued)

Property and equipment

Property and equipment consists of office furniture and vehicle, which are recorded at cost.  Office furniture is  amortized  on  a  declining-balance  basis  at  20%  per  annum  and  the  vehicle  is  amortized  on  a  declining-

balance basis at 30% per annum.

Financial instruments

Fair Value

The  carrying  values  of  the  Company’s  financial  instruments,  consisting  of  cash  and  cash  equivalents,

marketable  securities,  amounts  due  to  related  parties  and  accounts  payable  approximate  their  fair  values because of the short-term maturity of these financial instruments.

Interest Rate Risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its  monetary assets and liabilities.

Credit Risk

The Company’s financial asset that is exposed to credit risk consists primarily  of cash.   To manage the risk,

cash is placed with major financial institutions.

Currency Risk

The  Company’s  functional  and  reporting  currency  is  the  Canadian  dollar.  Monetary  assets  and  liabilities denominated  in  foreign  currencies  are  translated  using  the  exchange  rate  prevailing  at  the  balance  sheet date.  Gains  and  losses  arising  on  translation  or  settlement  of  foreign  currency  denominated  transactions  or

balances   are   included   in   the   determination   of   income.   Foreign   currency   transactions   are   primarily

undertaken  in  U.S.  dollars.  The  Company  has  not,  to  the  date  of  these  consolidated  financial  statements,

entered into derivative instruments to offset the impact of foreign currency fluctuations.

Fair value measurement

The  Company  adopted  FASB  ASC  820-10-50,  “Fair  Value  Measurements”.    This  guidance  defines  fair

value,  establishes  a  three-level  valuation  hierarchy  for  disclosures  of  fair  value  measurement  and  enhances disclosure requirements for fair value measures.  The three levels are defined as follows:

-      Level  1  inputs  to  the  valuation  methodology  are  quoted  prices  (unadjusted)  for  identical  assets  or liabilities in active markets.

-      Level  2  inputs  to  the  valuation  methodology  include  quoted  prices  for  similar  assets  and  liabilities  in active  markets,  and  inputs  that  are  observable  for  the  assets  or  liability,  either  directly  or  indirectly,  for substantially the full term of the financial instrument.

-      Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

All of the Company’s financial instruments measured at fair value are applied using Level 1 inputs.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Significant Accounting Policies (continued)

Income taxes

The  Financial  Accounting  Standards  Board  (FASB)  has  issued  FASB  ASC  740-10.   FASB  ASC  740-10

clarifies the accounting for uncertainty  in income taxes recognized in  an  enterprise’s  financial  statements  in

accordance  with  prior  literature  FASB  Statement  No.  109,  Accounting  for  Income  Taxes.   This  standard

requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination  based  upon  the  technical  merits  of  the  position.  If  the  more  likely  than  not  threshold  is  met,  a company  must  measure  the  tax  position  to  determine  the  amount  to  recognize  in  the  financial  statements.

As  a  result  of  the  implementation  of  this  standard,  the  Company  performed  a  review  of  its  material  tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.

Deferred  taxes  are  provided  on  a  liability  method  whereby  deferred  tax  assets  are  recognized  for  deductible temporary  differences  and  operating  loss  and  tax  credit  carry-forwards  and  deferred  tax  liabilities  are

recognized  for  taxable  temporary  differences.    Temporary  differences  are  the  differences  between  the reported  amounts  of  assets  and  liabilities  and  their  tax  basis.  Deferred  tax  assets  are  reduced  by  a  valuation allowance  when,  in  the  opinion  of  management,  it  is  more  likely  than  not  that  some  portion  or  all  of  the

deferred  tax  assets  will  not  be  realized.   Deferred  tax  assets  and  liabilities  are  adjusted  for  the  effects  of changes in tax laws and rates on the date of enactment.

Comprehensive loss

FASB   ASC   220,   “Comprehensive   Income”,   establishes   standards   for   the   reporting   and   display   of

comprehensive  loss  and  its  components  in  the  financial  statements.   As  at  28  February  2010  and  2009,  the

Company’s  only  component  of  other  comprehensive  loss  was  unrealized  holding  gains  and  losses  on available-for-sale securities.

Recent accounting pronouncements

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification  and  the

Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB  Statement  No.  162”.

Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”  (“Codification”)  will  become  the

source  of  authoritative  US  GAAP  to  be  applied  by  nongovernmental  entities.    Rules  and  interpretive

releases  of  the  Securities  and  Exchange  Commission  (“SEC”)  under  authority  of  federal  securities  laws  are also  sources  of  authoritative  GAAP  for  SEC  registrants.  The  Codification  became  effective  for  financial

statements  issued  for  interim  and  annual  periods  ending  after  September  15,  2009.   On  the  effective  date,

the  Codification  will  supersede  all  then-existing  non-SEC  accounting  and  reporting  standards.  All  other

non-grandfathered   non-SEC   accounting   literature   not   included   in   the   Codification   will   become   non-

authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

2.

Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In  June  2009,  the  Securities  and  Exchange  Commission’s  Office  of  the  Chief  Accountant  and  Division  of

Corporation   Finance   announced   the   release   of   Staff   Accounting   Bulletin   (SAB)   No.   112.   This   staff

accounting   bulletin   amends   or   rescinds   portions   of   the   interpretive   guidance   included   in   the   Staff

Accounting  Bulletin  Series  in  order  to  make  the  relevant  interpretive  guidance  consistent  with  current

authoritative   accounting   and   auditing   guidance   and   Securities   and   Exchange   Commission   rules   and

regulations.  Specifically,  the  staff  is  updating  the  Series  in  order  to  bring  existing  guidance  into  conformity with  recent  pronouncements  by  the  Financial  Accounting  Standards  Board,  namely,  Statement  of  Financial

Accounting  Standards  No.  141  (revised  2007)  (ASC  Topic  805),  Business  Combinations,  and  Statement  of

Financial  Accounting  Standards  No.  160  (ASC  Topic  810),  Non-controlling  Interests  in  Consolidated

Financial  Statements.  The  statements  in  staff  accounting  bulletins  are  not  rules  or  interpretations  of  the

Commission,   nor   are   they   published   as   bearing   the   Commission's   official   approval.   They   represent

interpretations  and  practices  followed  by  the  Division  of  Corporation  Finance  and  the  Office  of  the  Chief

Accountant in administering the disclosure requirements of the Federal securities laws.

In  April  2009,  an  update  was  made  to  the  FASB  ASC  820,  “Fair  Value  Measurements  and  Disclosures”,

that  provides  additional  guidance  for  estimating  fair  value  when  the  volume  and  level  of  activity  for  the

assets  or  liability  have  significantly  decreased.    This  update  is  effective  for  interim  and  annual  periods

ending  after  June  15,  2009  with  early  adoption  permitted  for  periods  ending  after  March  15,  2009.   The

adoption  of  this  guidance  did  not  impact  the  Company’s  results  of  operations,  financial  position  or  cash flows.

In  April  2009,  an  update  was  made  to  FASB  ASC  825,  “Financial  Instruments”,  which  requires  a  publicly traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments  whenever  it  issues

summarized  financial  information  for  interim  reporting  periods.     This  update  is  effective  for  interim

reporting  periods  ending  after  June  15,  2009,  with  early  adoption  permitted  for  periods  ending  after  March

15,  2009.    The  adoption  of  this  guidance  did  not  impact  the  Company’s  results  of  operations,  financial position or cash flows.

In  May  2009,  the  FASB  announced  the  issuance  of  FASB  ASC  855,  “Subsequent  Events”,  formerly

referenced  as  SFAS  No.  165,  Subsequent  Events.   FASB  ASC  855  should  not  result  in  significant  changes

in  the  subsequent  events  that  an  entity  reports.   Rather,  FASB  ASC  855  introduces  the  concept  of  financial

statements  being  available  to  be  issued.   Financial  statements  are  considered  available  to  be  issued  when they  complete  in  a  form  and  format  that  complies  with  generally  accepted  accounting  principles  (GAAP)

and all approvals necessary  for issuance have been obtained.   The Company  has already  adopted this policy

and its full disclosure is included in Note 13.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

3.

Marketable Securities

28 February 2010

28 February 2009

Cost

Fair value

Cost

Fair value

$

$

$

$

1,007,000 (28 February 2009 –

1,300,000) common shares of Teryl

Resources Corp.

268,017

191,330

346,000

78,000

During  the  year  period  ended  28  February  2010  a  total  of  293,000  (2009  –  nil)  shares  of  Teryl  Resources

Corp.  were  sold  at  prices  ranging  from  $0.14  to  $0.34  for  total  proceeds  of  $75,032  (2009  -  $nil)  with average cost of $77,983 and average carrying value of $17,580.

4.

Property and Equipment

Net book value

Accumulated

28 February

28 February

Cost

Amortization

2010

2009

$

$

$

$

Office furniture

11,194

6,567

4,627

5,783

Vehicle

15,531

13,211

2,320

3,315

26,725

19,778

6,947

9,098

During the year ended February 28, 2010, total additions to property, plant and equipment were $nil (2009 -

$nil).

5.

Mineral Properties

Alaska Mineral Properties

Granite Mountain Property and Dime Creek Property

The  Company  has  a  total  of  33  mining  claims  in  Granite  Mountain  and  12  mining  claims  in  Dime  Creek,

which are located near Nome in the State of Alaska.

Livengood Property

The  Company  has  a  total  of  13  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,  Alaska,

USA, known as the Livengood Claims.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

5.

Mineral Properties

Fish Creek Property

The Company  has a 50% joint lease interest in 30 claims located in the Fairbanks Mining Division, Alaska,

USA,  known  as  the  Fish  Creek  Claims.   During  fiscal  2003,  the  Company  optioned  a  50%  interest  in  the

lease  to  Teryl  Resources  Corp.  (“Teryl”),  a  related  company  (Note  8).   Under  the  terms  of  the  agreement,

Teryl issued 200,000 common shares to the Company  at  a  fair  value  of  $80,000  and  must  expend  $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may  convert

into  a  25%  working  interest.   The  Company  entered  into  an  amending  agreement  with  Teryl  to  extend  the term  of  the  original  agreement  until  7  March  2007,  in  which  Teryl  issued  100,000  common  shares  to  the

Company,  and  also  agreed  to  expend  a  minimum  of  US$500,000  within  two  years  from  the  date  of  that

amending  agreement.    All  other  terms  of  the  original  agreement  remain  the  same.    Subsequently,  the

Company  entered  into  a  further  agreement  with  Teryl  to  extend  the  term  of  the  original  agreement  until

5 March 2011.

Trout Claims

On January  27, 2010 the Company  entered into a mining agreement with the 100% owner (the “Owner”) of eleven  mining  claims  named  Trout  Claims  located  in  the  Fairbanks  Recording  District,  Alaska,  for  an

option  to  execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500

(paid)  to  the  Owner  the  Company  obtains  the  option  to  execute  the  five  year  lease  by  August  1,  2010.  The terms of the lease option are as follows:

−      Initial non-refundable payment of US$1,500 at signing of the lease agreement;

−      Annual work commitment of US$10,000;

−      Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪     2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On January  27, 2010 the Company  entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500  (not  paid)

to the Owner the Company obtains the option to execute the five year lease by August 1, 2010. The terms of the lease option are as follows:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

5.

Mineral Properties (continued)

Coho Claims (continued)

−      Initial non-refundable payment of US$1,500 at signing of the lease agreement;

−      Annual work commitment of US$10,000;

−      Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪     2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The  following  is  a  summary  of  mineral  property  expenditures  related  to  the  Alaska  Mineral  Properties  for years ended February 28, 2010 and 2009:

For the Year Ended

For the Year Ended

For the Year Ended

February 28, 2010

February 28, 2009

February 29, 2008

$

$

$

Exploration and development costs

Assaying

1,910

363

26,357

Field supplies and other

212

-

-

Geological consulting

7,837

14,121

43,999

Staking and recording fees

41,016

47,401

96,344

Transportation

-    -

3,963

50,975

61,885

170,663

6.

Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.

Due to Related Parties

Amounts  due  to  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

During  the  year  ended  February  28,  2010,  imputed  interest  at  15%,  totalling  $39,069  (2009  -  $26,143)  was

charged  to  operations  and  treated  as  donated  capital  (Note  11).   As  at  February  28,  2010,  amounts  due  to

related  parties  consist  of  advances  or  repayments  to  the  President,  Chief  Executive  Officer  (“CEO”)  and

shareholder  of  the  Company  and/or  companies  controlled  by  the  President,  CEO  and  shareholder  of  the

Company.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

7.

Due to Related Parties (continued)

February 28,

Advances

February 28,

2009

(repayments)

2010

$

$

$

Access Information

-1,106

1,106

Imaging Technologies

-1,018

1,018

Information Highway.com

2,000

500

2,500

IAS Energy, Inc.

-1,700

1,700

JGR Petroleum, Inc.

79,733

23,027

102,760

KLR Petroleum Ltd.

6,739

26,129

32,868

Rainbow Networks

-4,369

4,369

Reg Technologies Inc.

-1,210

1,210

REGI U.S., Inc.

1,176

-

1,176

SMR Investments Ltd.

31,500

17,950

49,450

Teryl Resources Corp.

89,992

25,341

115,333

211,140

102,350

313,490

8.

Related Party Transactions

Pursuant  to  a  management  services  agreement,  during  the  year  ended  February  28,  2010  the  Company  paid or  accrued  management  fees  of  $30,000  (2009  -  $30,000)  to  a  company  of  which  the  President  of  the

Company  is a director.   At February  28, 2010, the Company  had an outstanding balance of $49,450 (2009 -

$38,239) owed to this related party.

During  the  year  ended  February  28,  2010,  the  Company  paid  or  accrued  investor  relations  fees  of  $3,500

(2009 - $11,000) to a company related to the Company by way of a common director.

During  the  year  ended  February  28,  2010,  the  Company  paid  consulting  fees  of  14,362  (2009  -  $16,067)  to a company where the President of the Company is a director.

The  Company  had  certain  mineral  property  transactions  and  a  joint  venture  agreement  with  related  parties

(Note 5).

Related party transactions incurred during the normal course of the Company’s operations and are measured at the exchange amount, which is the amount agreed between the related parties.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock

Authorized

The Company’s authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 92,650,825 common shares without par value.

On  March  27,  2008,  the  Company  issued  500,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.20  per  unit  for  gross  proceeds  of  $99,364  (US$100,000)  before  finders’  fees  of  $3,588.   Each  unit

consisted  of  one  common  share  and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to purchase  one  share  at  an  exercise  price  of  US$0.25  per  share  for  a  one  year  term  expiring  on  March  27,

2009.   The  Company  allocated  $77,244  to  the  common  shares  and  $22,120  to  the  share  purchase  warrants

based  on  the  relative  fair  values.   On  March  27,  2009  the  Company  extended  the  expiry  date  of  these  share purchase  warrants  to  March  27,  2010,  resulting  in  a  further  $11,144  allocated  to  the  value  of  the  warrants.

The  additional  fair  value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using the  following  weighted  average  assumptions:  risk  free  interest  rate  of  1.06%,  expected  life  of  1  year,

annualized volatility of 189.40% and expected dividend of 0%.

On  June  1,  2009,  the  Company  extended  the  expiry  date  of  1,412,500  warrants  granted  on  June  1,  2008  to

June 1, 2010, resulting in a further $26,335 allocated to these warrants. The additional fair value of warrants was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the  following  weighted  average assumptions:  risk  free  interest  rate  of  1.01%,  expected  life  of  1  year,  annualized  volatility  of  193.40%  and expected dividend of 0%.

On June 5, 2008 the Company  issued 4,055,000 units pursuant to a private placement at a price of US$0.15

per  unit  for  gross  proceeds  of  $614,478  (US$608,250)  before  finders’  fees  of  $31,871.   Each  unit  consisted

of  one  common  share  and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase

one  share  at  an  exercise  price  of  US$0.20  per  share  for  a  one  year  term  expiring  on  June  5,  2009.   The

Company  allocated  $430,623  to  the  common  shares  and  $183,855  to  the  share  purchase  warrants  based  on

the  relative  fair  values.   On  June  5,  2009  the  Company  extended  the  expiry  date  of  these  share  purchase warrants  to  June  5,  2010,  resulting  in  a  further  $123,476  allocated  to  the  value  of  these  warrants.  The additional  fair  value  of  warrants  was  determined  using  the  Black-Scholes  warrant  pricing  model  using  the following weighted average assumptions: risk free interest rate of 1.31%, expected life of 1 year, annualized volatility of 194.66% and expected dividend of 0%.

On  October  19,  2009  the  Company  issued  5,000,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.04  per  unit  for  gross  proceeds  of  $207,512  (US$200,000).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant.    Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of common  stock  at  a  price  of  US$0.075  in  the  first  year  or  at  a  price  of  US$0.10  in  the  second  year  from  the

date  of  issue.   The  Company  allocated  $85,277  to  the  common  shares  and  $122,235  to  the  share  purchase warrants based on the relative fair values.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock (continued)

Warrants

The following share purchase warrants were outstanding at February 28, 2010:

Exercise price

Number

Remaining

Expiry date

of warrants

contractual life

US$

(years)

March, 27, 2010

0.25

500,000

0.07

June 1, 2010

0.30

1,412,500

0.25

June 5, 2010

0.20

4,055,000

0.26

May 8, 2011

0.20

9,275,000

1.19

June 28, 2011

0.20

3,125,000

1.33

October 19, 2011

0.075/0.10

5,000,000

1.63

23,367,500

1.06

The following is a summary of the Company’s warrant activities during the year ended February 28, 2010:

Weighted

Number of

average

warrants

exercise price

US$

Outstanding and exercisable at February 28,  2009

18,367,500

0.21

Issued

5,000,000

0.08

Outstanding and exercisable at February 28, 2010

23,367,500

0.18

Weighted average fair value of warrants issued

during the year

-

0.025

The weighted average fair value of warrants issued during the year ended February 28, 2010 was $0.025 per

warrant.   The  fair  value  of  each  warrant  granted  was  determined  using  the  Black-Scholes  warrant  pricing model using the following weighted average assumptions: risk free interest rate of 1.62%, expected life of 2 years, annualized volatility of 160% and expected dividend of 0%.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors

and  employees.   All  options  granted  under  the  plan  vest  upon  date  of  grant  and  are  subject  to  the  following exercise schedule:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock (continued)

Stock Options

i)

Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option  (the  “First

Exercise”);

ii)

The  second  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  First

Exercise (the “Second Exercise”);

iii)      The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise (the “Third Exercise”); and

iv)      The  fourth  and  final  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of the Third Exercise.

On April 22, 2009, 75,000 stock options exercisable at a price of US$0.30 per common share expired.

On  April  22,  2009,  the  Company  granted  75,000  stock  options  to  two  consultants  of  the  Company.  The options are exercisable at a price of US$0.10 per common share for five years expiring on April 22, 2014.

On November 9, 2009, 12,500 stock options exercisable at a price of US$0.20 per common share expired.

On  December  18,  2009  the  Company  granted  25,000  stock  options  to  a  consultant  of  the  Company.  The options  are  exercisable  at  a  price  of  US$0.10  per  common  share  for  five  years  expiring  on  December  18,

2014.

During  the  year  ended  February  28,  2010,  the  Company  recorded  stock-based  compensation  of  $791  (2009

- $nil) for options granted.

The following stock options were outstanding and exercisable at February 28, 2010:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

1.44

November 2, 2011

0.25

25,000

6,250

1.67

December 8, 2011

0.25

50,000

12,500

1.77

November 7, 2012

0.31

50,000

12,500

2.69

February 21, 2013

0.10

1,525,000

381,250

2.98

April 22, 2014

0.10

75,000

18,750

4.14

December 18, 2014

0.10

25,000

6,250

4.81

3,250,000

812,500

2.28

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

9.

Capital Stock (continued)

Stock Options

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  year  ended  February  28,

2010:

Weighted

Number of

average

options

exercise price

US$

Outstanding at February 28, 2009

3,237,500

0.23

Granted

100,000

0.10

Expired

(87,500)

0.30

Outstanding at February 28, 2010

3,250,000

0.22

Exercisable at February 28, 2010

812,500

0.22

Weighted average fair value of stock options granted during the period

0.01

The  fair  value  of  each  option  granted  was  estimated  on  the  date  of  the  grant  or  modification  using  the

Black-Scholes pricing model with the following assumptions:

For the

For the

Year ended

Year ended

February 28,

February 28,

2010

2009

Risk free interest rate

1.63 - 2.32%

-

Expected life

4 – 5 years

-

Annualized volatility

78.17 – 124.38%

-

Expected dividends

-

-

Option  pricing  models  require  the  input  of  highly  subjective  assumptions  including  the  expected  price

volatility.   Changes  in  the  subjective  input  assumptions  can  materially  affect  the  fair  value  estimate,  and therefore  the  existing  models  do  not  necessarily  provide  a  reliable  single  measure  of  the  fair  value  of  the

Company’s stock options.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

10.     Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1,

2009  to  October  31,  2010  at  monthly  rate  of  $3,355.  The  Company  shares  the  office  space  and  rent  fees equally  with  two  related  parties.  As  at  February  28,  2010  the  Company  is  committed  to  eight  months’  rent charge of $26,840 of which $17,893 will be reimbursed by the two related parties.

11.     Supplemental Disclosures With Respect to Cash Flows

Cumulative from

inception of

exploration stage on

For the year

For the

For the

1 March 2003 to

ended

year ended

year ended

February 28,

February 28,

February 28,

February 29,

2010

2010

2009

2008

$

$

$

Cash paid during the year for

interest

-

-

--

Cash paid during the year for

income taxes

-

-

--

During  the  year  ended  February  28,  2010,  imputed  interest  at  15%  per  annum  totalling  $39,069  (2009  -

$26,143)  on  amounts  due  to  related  parties  was  charged  to  operations  and  treated  as  donated  capital  (Note

7).

12.     Income Taxes

Income  tax  expense  differs  from  the  amount  that  would  result  from  applying  the  Canadian  federal  and

provincial  income  tax  rates  to  earnings  before  income  taxes.   These  differences  result  from  the  following

items:

2010

2009

$

$

Loss before income taxes

(409,573)

(536,201)

Canadian federal and provincial income tax rates

29%

30.75%

Income tax recovery based on the above rates

(118,777)

(164,882)

Increase due to:

Non-deductible items and other

13,853

8,534

Losses and temporary differences for which no future income

benefit has been recognized

90,451

127,112

Reduction in long-term Canadian income tax rates

14,473

29,236

Income tax recovery

-

-

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

12.     Income Taxes (continued)

The components of future income taxes are as follows:

2010

2009

$

$

Future income tax assets

Non-capital losses

860,049

782,945

Mineral property costs

673,852

661,108

Property and equipment

3,548

3,010

Marketable securities and other

26,267

64,306

Total future income tax assets

1,563,716

1,511,369

Valuation allowance

(1,563,716)

(1,511,369)

Net future income tax assets

-

-

The  Company  has  non-capital  loss  carry-forwards  of  approximately  $3,440,195  that  may  be  available  for tax purposes.  The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2011

347,428

2015

398,612

2026

402,360

2027

1,036,715

2028

417,682

2029

472,218

2030

365,180

3,440,195

Additionally,   the   Company   has   approximately   $2,695,406   of   development   expenses   and   exploration

expenditures  as  at  February  28,  2010  which,  under  certain  circumstances,  may  be  utilized  to  reduce  taxable

income  of  future  years.    The  potential  income  tax  benefits  of  these  losses  have  been  offset  by  a  full valuation allowance.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended February 28, 2010 and 2009

13.     Subsequent Events

Stock Options Granted

On April 19, 2010 the Company  granted to a consultant of the Company  50,000 stock options exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 19, 2015.

Warrants Expired

As of the issuance date of these consolidated financial statements, 5,967,500 warrants with exercise prices between $0.20 and $0.30 expired, unexercised.

Private Placement

As  of  the  issuance  date  of  these  consolidated  financial  statements,  two  investors  have  subscribed  492,000 units  pursuant  to  a  private  placement  of  the  Company,  consisting  of  up  to  3,000,000  units  for  gross proceeds of up to US$150,000, at a price of US$0.05 per unit for gross proceeds of $25,900 (US$24,600).

Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing.

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.